UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 14, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF 2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2007 annual general meeting (the “AGM”) of 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road Shanghai, the People’s Republic of China (“PRC”) at 9:30 a.m. on Monday, 30 June 2008 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the board of the directors of the Company (the “Board”) for the year 2007.

2.	To consider and approve the report of the supervisory committee of the Company for the year 2007.

3.	To consider and approve the audited financial statements and the auditors’ reports for the year 2007.

4.
To consider and approve the re-appointments of 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2008 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2008, and to authorise the Board to determine and finalise their remuneration.

5.	To consider and approve the Company’s profit distribution proposal for the year 2007 (Note 1).

6.
To consider, approve, confirm and ratify a conditional financial services agreement dated 29 April 2008 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the AGM marked “A” and initialed by the Chairman of the AGM for the purpose of identification, entered into between the Company and 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder in relation to the provision of deposit and other financial services other than the provision of loan and financing services and the relevant associated maximum aggregate annual values in respect of such transactions as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the announcement dated 29 April 2008 (the “Announcement”) under the paragraph headed “Continuing Connected Transactions - Financial services” and the circular dated 13 May 2008; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Financial Services Renewal Agreement or any matter incidental thereto.

7.
To consider, approve, confirm and ratify the conditional catering services agreement dated 29 April 2008 (the “Catering Services Agreement”), copy of which will be produced to the AGM marked “B” and initialed by the Chairman of the AGM for the purpose of identification, entered into between the Company, on the one hand, and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), on the other hand, and all transactions thereunder and the associated maximum aggregate annual values in respect of such transactions as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraph headed “Continuing Connected Transactions - Catering services” and the circular dated 13 May 2008; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Catering Services Agreement or any matter incidental thereto.

SPECIAL RESOLUTIONS

8.	To consider and approve the issue of short-term debenture by the Company:

(i)	to issue short-term debentures with a total principal no more than RMB1.4 billion by the Company in the territory of the PRC within 12 months from approval at the AGM;

(ii)
to generally and unconditionally authorise the Board to decide the specific terms and conditions of the issue of short-term debentures and the related matters according to the needs of the Company and market conditions, including to determine the actual amount of the short-term debentures to be issued within the scope specified in item (i) above, and to sign all necessary legal documents and making related disclosure.

9.	To consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)
The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	For the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)
Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC

13 May 2008

Notes:

1.     2007 profit distribution proposal

Since the net profit attributable to parent company amounted to RMB586 million and the accumulated distributable profit was negative, as at 31 December 2007, it was decided by the Board that all profit after tax realized in the year 2007 would be used to offset the losses in previous years, no profit distribution or increase in share capital converting from capital reserve would be made for the year 2007, and the Board proposed this resolution to be considered and approved at the AGM.

2.    Persons entitled to attend the AGM

Persons who hold A Shares or H Shares of the Company and are registered as holders of the Company’s A Shares or H Shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, respectively, at the close of business on 29 May 2008 will be entitled to attend the AGM upon completion of the necessary registration procedures.

3.    Registration procedures for attending the AGM

(1)
Holders of the Company’s domestic shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (for the attention of the Secretary Office of the Board of Directors) on 9 June 2008 (if in person or by facsimile) or between 4 June 2008 to 9 June 2008 (if by post). In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(2)
Holders of the Company’s H Shares shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above on 9 June 2008 (if in person or by facsimile) or between 4 June 2008 to 9 June 2008 (if by post). If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the AGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the AGM as evidence of eligibility to attend the meeting.

4.    Appointing proxies

(1)
Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the Company’s domestic shareholders, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For the Company’s H shareholders, the aforementioned documents must also be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

5.    Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.    Procedure to otherwise demand a poll

Pursuant to Articles 73 to 75 of the Articles, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of the meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy;

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

7.    Closure of books

The H Share register of members of the Company will be closed from 30 May 2008 to 30 June 2008, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. Where applicable, shareholders of the Company’s H Shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H Share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on 29 May 2008.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the Company’s 2007 annual general meeting to be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road Shanghai, the People’s Republic of China (“PRC”), at 9:30 a.m. on Monday, 30 June 2008, personally/by appointing a proxy.

Name
Number of A/H Shares Held
IC/Passport Number
Shareholder ’s Number
Correspondence Address
Telephone Number

Signature(s): __________________________________	Date:____________________ 2008

Notes:

1. Please print your full name in English as well as in Chinese.

2. Please attach a photocopy of your IC/Passport.

3. Please attach a photocopy of your documents certifying your shareholding.

4. As for items (personally/by appointing a proxy), (A/H Shares) and (IC/Passport Number), please delete the items as appropriate.

5. This slip must be completed and signed and be received at the Company’s place of business at No. 2550 Hongqiao Road, Shanghai, the PRC by Monday, 9 June 2008. The slip must be addressed to the Secretary Office of the Board of Directors. The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: 86-21-62686116).

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

2007 Annual General Meeting Proxy Form

I/We ___________________________________________________________________________________________________________________________________________ (Note 1),
“A”/“H” share shareholder account number (if applicable): ________________________________________________________________________________________________________
address: _________________________________________________________________________________________________________________________________________ (Note 1),
hold __________________________________________________________________________________________________________________“A”/“H” shares (Note 2) of China Eastern
Airlines Corporation Limited (the “Company”) and hereby entrust the chairman of the AGM (as defined below) or Mr/Ms. _______________________________________________________________________________________________________________________________________________________
of ______________________________________________________________________________________________________________________________________________ (Note 3),
to represent me/us to attend the 2007 Annual General Meeting of the Company (the “AGM”) to be held at Meeting Centre, Shanghai Home You Hotel (上海航友賓館), 2550 Hongqiao Road Shanghai, the People’s Republic of China (“PRC”), at 9:30 a.m. on Monday, 30 June 2008 and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s Notice of 2007 Annual General Meeting. In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

ORDINARY RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)

1. To consider and approve the report of the board of the directors of the Company (the “Board”) for the year 2007.

2. To consider and approve the report of the supervisory committee of the Company for the year 2007.

3. To consider and approve the audited financial statements and the auditors’ reports for the year 2007.

4. To consider and approve the re-appointments of 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2008 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2008, and to authorise the Board to determine and finalise their remuneration.

5. To consider and approve the Company’s profit distribution proposal for the year 2007.

6. To consider, approve, confirm and ratify a conditional financial services agreement dated 29 April 2008 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the AGM marked “A” and initialed by the Chairman of the AGM for the purpose of identification, entered into between the Company and 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder in relation to the provision of deposit and other financial services other than the provision of loan and financing services and the relevant associated maximum aggregate annual values in respect of such transactions as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the announcement dated 29 April 2008 (the “Announcement”) under the paragraph headed “Continuing Connected Transactions - Financial services” and the circular dated 13 May 2008; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Financial Services Renewal Agreement or any matter incidental thereto.

7. To consider, approve, confirm and ratify the conditional catering services agreements dated 29 April 2008 (the “Catering Services Agreements”), copies of all of which will be produced to the AGM marked “B” and initialed by the Chairman of the AGM for the purpose of identification, entered into between the Company, on the one hand, and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), on the other hand, and all transactions thereunder and the associated maximum aggregate annual values in respect of such transactions as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraph headed “Continuing Connected Transactions - Catering services” and the circular dated 13 May 2008; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Catering Services Agreement or any matter incidental thereto.

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)

1.     To consider and approve the issue of short-term debenture by the Company:
(i)    to issue short-term debentures with a total principal no more than RMB1.4 billion by the Company in the territory of the PRC within 12 months from approval at the AGM;
(ii)   to generally and unconditionally authorise the Board to decide the specific terms and conditions of the issue of short-term debentures and the related matters according to the needs of the Company and market conditions, including to determine the actual amount of the short-term debentures to be issued within the scope specified in item
(iii)  above, and to sign all necessary legal documents and making related disclosure.

2.    To consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:
(a)   The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:
(i)    such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;
(ii)   the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and
(iii)  the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.
(b)    For the purposes of this special resolution:
“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:
(i)    the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or
(ii)   the expiration of the 12-month period following the passing of this special resolution; or
(iii)  the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.
(c)   Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

Signature(s): __________________________________	Date:____________________ 2008

Notes:
1.	Please print your full name and address in English as well as in Chinese.

2.
Please delete as appropriate and fill in the number of shares registered using your own name and relevant to this proxy form. If such number is not provided, the total number of shares registered using your own name will be used as the number of shares relevant to this proxy form.

3.
If you wish to appoint someone other than the chairman of the meeting, please delete the wording “the chairman of the AGM (as defined below) or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“×”) in the box marked “Disagree”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For holders of H Shares, the aforementioned documents must also be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the AGM, appropriate identification documents must be produced.